Mail Stop 4561

      	December 16, 2005


Stephen D. Replin
Del Mar Income Partners, Ltd.
222 Milwaukee Street, Suite 304
Denver, CO  80206

Re:	Del Mar Income Partners, Ltd.
      Amendment No. 4 to Form S-11
      Filed November 18, 2005
      File No. 333-118092

Dear Mr. Replin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment no. 1 and the revised disclosure.
In particular, we note the disclosure on page 32 that Regatta borrows money from lenders, primarily individuals, in order to make loans to borrowers and has issued unsecured notes to these lenders. We further note that, since 2001, Regatta has borrowed $5,587,518 from its lenders. We note your disclosure that upon payout the lenders are paid both principal and interest on the notes. Please clarify what you mean by "payout." Is this when balloon payments are made?
Please tell us the total number of lenders and clarify whether the lenders receive principal and interest payments from Regatta or directly from the mortgagees and when such payments are received. Are the lenders a party to the loan agreements? Further, provide us with the form of unsecured note issued by Regatta. In addition, we note your statement on page 32 that many of Regatta`s lenders choose to reinvest their principal and interest earned and have essentially entered into revolving lending arrangements with Regatta. Please describe for us in detail the mechanics of this reinvestment, including whether new notes are issued to the lenders. Further, please revise your disclosure to substitute the term "investor" for
"lender."
2. We note from the prior performance tables that some loans were secured by personal property. Please revise to disclose whether you may collateralize loans with personal property and if so, include appropriate risk factor disclosure.

Cover
3. We note your disclosure on the cover and on page 2 that
$283,112
of your outstanding loans are in default. We further note your disclosure in the chart on page 20, dated as of September 30, 2005, that the "Principal Amount of Loan Subject to Delinquent Principal or
Interest" is $281,612. Please clarify whether the discrepancy results from the date of the chart or otherwise tell us why there is a discrepancy in the numbers.

Prospectus Summary, pages 1 - 7
4. We note your response to comment no. 8 and the revised disclosure that the majority of your current loans are secured by residential properties. Please expand your disclosure to clarify, if true, that these properties are single family residential properties. In addition, please revise your disclosure to clarify the nature of the loans.
5. We note your penultimate sentence in the third paragraph that in order to make interest carry loans you would need to understand the borrower`s purpose for requesting a deferral of "principal" payments.
Do you mean "interest" payments?  Please revise or advise.

Summary Risk Factors, page 3
6. We note your response to comment no. 9 and the revised disclosure on page 2 regarding the loans that are in default. We continue to believe that you should expand your disclosure throughout the prospectus to clarify that these loans are in default. We note, for example only, the disclosure on pages 9 and 18 that refers to these loans as "delinquent."

Conflicts of Interest
7. We note your response to comment no. 15. However, we are unable to locate in this section the disclosure regarding the nature of the payment structure and how it could encourage the acquisition of higher yielding and riskier loans. Please advise or revise.


Risk Factors, page 9
8. We note your response to comment no. 20 regarding risk factor disclosure discussing the risk that your loans may be cross-collateralized, but we are unable to locate the disclosure.
Please
revise or advise.

Business, page 22
9. We note your disclosure on page 23 that the house in Mississippi is "currently under contract for sale for $110,000, despite minor damage suffered as a result of Hurricane Katrina." Please reconcile this statement with the disclosure on page 19 that the property has been relisted for sale.
10. We note your response to comment no. 27 and the revised disclosure on page 24. We further note the disclosure that the consulting fee will be reduced to $3,950 per lot if the loan is fully paid by September 12, 2005. Please revise your disclosure to clarify, if true, that the loan was not fully paid by that date.

Loan Policies and Procedures, page 24
11. We note your response to comment no. 29 that you do not concur that you mainly provide loans for renovation and construction of single family residences. We further note the revised disclosure on page 25 referencing commercial purpose loans, including loans on residential properties. Please expand your disclosure to clarify what you mean by "always commercial purpose loans" and disclose that a substantial majority of your loans are secured by mortgages on single family residential properties.

Past Performance of Regatta Capital Limited, page 31
12. Please expand your disclosure to discuss Regatta`s investment objectives. For example, does Regatta make monthly or quarterly payments to its investors or are funds distributed to investors only when loans are repaid? If Regatta`s investment objectives are different than those of Del Mar, which, as disclosed on page 1, intends to provide "steady, predictable income flow," these differences should be discussed in this section.
13. We note your statement on page 32 that Regatta may receive repayment of principal, payment of interest, origination and travel and inspection fees. Please tell us what you mean by Regatta "may" receive these amounts and clarify whether any repayment of principal or payment of interest is paid directly to the lenders.
14. We note your disclosure on page 11 regarding Regatta`s problem loans and the oral agreement between Regatta and its note holders. Please expand your disclosure in this section to include this information. In addition, if Regatta and its note holders have executed any written agreements, please provide a copy of these agreements, including any amended notes.

Regulation, page 37
15. We note your response to comment no. 30 that Del Mar and Regatta hired the same attorney to provide them opinions regarding their respective loans in Missouri. The Missouri opinion provided to us references only a loan to be made by Regatta Capital Ltd. Please tell us whether there is another opinion that references the loan to be made by Del Mar and provide a copy of that opinion.

Where You Can Find Additional Information, page 40

16. Please revise to update the address of the SEC`s public reference room to 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

Financial Statements

Statements of Operations, page F-3
17. Please revise to provide interim statements of income for the most recent fiscal quarter and the corresponding period of the preceding fiscal year. See Rule 10-01(c)(2) of Regulation S-X.

3. Notes Receivable, page F-6
18. We have reviewed your response to comment 31, and note from your disclosure that the appraisal values of three of the four collateralized properties reflect their after refurbishment values.
Please tell us if the refurbishment of these three properties has been completed and, if not, how you determined the fair value of those three properties at the balance sheet date. Refer to paragraph
34 of SFAS 144.

Part II

Past Performance Tables, page II-4
19. Please include a narrative introduction that cross-references the narrative summary in the text, explains the significance of the track record and the tables and discusses the factors that the sponsor considered in determining whether the previous programs had "similar investment objectives." For each table, please include a brief narrative explaining the objective of the table and what it covers so that investors can understand the significance of the information presented. Refer to Appendix II of Guide 5.
20. We note that you have not included Table II, which details compensation to sponsor and Table III, which details operating results of prior programs. In light of your statement on page 32 that Regatta may receive origination fees, we note that origination fees may decrease the interest to be earned by investors and could be considered compensation. Please include these tables or tell us why you do not believe that they are applicable. For any prior performance information relating to mortgages, please adjust the tables to provide analogous information as would be included in real estate programs.
21. We note the "Summary Lender History" table. Please clarify how you determined whether to classify a payment to lenders as "principal" or "interest." We note that it appears that more interest than principal was repaid to your lenders over the past five years. In addition, we note the number of lenders for each year. Please disclose whether the lenders keep rolling over their investment to subsequent years and tell us the aggregate number of individuals that have invested in Regatta since 2001.

Exhibit 8.1:  Tax Opinion
22. Please delete the word "solely" in first sentence of the penultimate paragraph of the opinion.


*  *  *  *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.







      You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3780 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief


cc:	Robert M. Bearman, Esq. (via facsimile)
	Patton Boggs LLP




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Stephen D. Replin
Del Mar Income Partners, Ltd.
December 16, 2005
Page 6